UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-30177

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: KeyBanc Capital Markets Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

127 Public Square
(No. and Street)

Cleveland	Ohio	44114
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mark Kovachick	216-689-3723	mkovachick@key.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

1001 Lakeside Avenue, Suite 1800	Cleveland	Ohio	44114
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Mark Kovachick__, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __KeyBanc Capital Markets Inc.__, as of __12/31__, 2 025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

CARRIE A. BENEDICT, Attorney at Law
Notary Public, State of Ohio
My commission has no expiration date.
Section 147.03 O.R.C.

Carrie A. Benedict
Notary Public

Signature: _[signature]_

Title:
Chief Financial & Administrative Officer

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable._

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Annual Audit Report

Year Ended December 31, 2025

<u>KeyBanc Capital Markets Inc.</u>
(Name of Respondent)

Key Tower

127 Public Square

Cleveland, Ohio 44114

(Address of principal executive office)

Mr. Mark A. Kovachick
Chief Financial Officer
KeyBanc Capital Markets Inc.

Key Tower

127 Public Square
Cleveland, Ohio 44114

(Name and address of person authorized to receive notices and communications
from the Securities and Exchange Commission)

KeyBanc Capital Markets Inc.

Consolidated Financial Statements and Supplemental Information

Year Ended December 31, 2025

Contents



Ernst & Young LLP
North Point Tower II
1001 Lakeside Avenue
Suite 1800
Cleveland, OH 44114

Tel: +1 216 861 5000
Fax: +1 216 583 1831
ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholder and Board of Directors of KeyBanc Capital Markets Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial condition of KeyBanc Capital Markets Inc. (the Company) as of December 31, 2025, the related consolidated statements of operations, changes in shareholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

Ernst & Young LLP

We have served as the Company's auditor since 1996.

Cleveland, Ohio
February 25, 2026

KeyBanc Capital Markets Inc.

Consolidated Statement of Financial Condition

December 31, 2025

(In Thousands)

Assets

Cash	$ 18,106
Receivable from clearing organization	600,722
Securities owned, at fair value	1,050,995
Derivative assets	6,489
Furniture, equipment, and leasehold improvements, at cost, net	2,159
Goodwill	117,158
Other intangible assets, net	261
Net deferred tax assets	41,562
Receivable from affiliates	7,873
Other receivables, net	28,536
Other assets	16,363
Total assets	$ 1,890,224

Liabilities and shareholder's equity

Liabilities:

Securities sold, but not yet purchased, at fair value	$ 811,545
Derivative liabilities	24,276
Payable to affiliates	24,654
Accrued compensation	147,869
Other liabilities	23,091
Total liabilities	$ 1,031,435

Shareholder's equity:

Preferred stock, without par value; authorized 500 shares; none issued	$ —
Common stock, stated value $4.00 per share; 250 shares authorized, issued, and outstanding	1
Additional paid-in capital	841,827
Retained earnings	16,961
Total shareholder's equity	858,789
Total liabilities and shareholder's equity	$ 1,890,224

See accompanying notes to consolidated financial statements.

KeyBanc Capital Markets, Inc.

Consolidated Statement of Operations

Year Ended December 31, 2025
(In Thousands)

Revenues

Commissions	$	156,963
Principal transactions		26,660
Underwriting and investment banking		316,745
Retail advisory fees		66,703
Interest and dividends		54,561
Other revenues		4,523
Total revenues		626,155

Expenses

Employee compensation and benefits	438,902
Interest	30,786
Floor brokerage and clearance	5,074
Communications	3,606
Occupancy and equipment	32,822
Promotion and development	22,459
Data processing	37,209
Processing fees paid to affiliate	8,670
Management fee paid to affiliate	23,240
Other operating expenses	23,223
Total expenses	625,991

Income before income taxes		164
Income tax expense		805
Net loss	$	(641)

See accompanying notes to consolidated financial statements.

KeyBanc Capital Markets, Inc.

Consolidated Statement of Changes in Shareholder's Equity

Year Ended December 31, 2025
(In Thousands)

	Common stock		Additional Paid-in Capital		Retained Earnings		Total
Balance at January 1, 2025	$	1	$ 807,055	$	17,602	$	824,658
Contributions from Parent		—	34,772		—		34,772
Net loss		—	—		(641)		(641)
Balance at December 31, 2025	$	1	$ 841,827	$	16,961	$	858,789

See accompanying notes to the consolidated financial statements.

KeyBanc Capital Markets, Inc.

Consolidated Statement of Cash Flows

Year Ended December 31, 2025
(In Thousands)

Operating activities

Net loss	$	(641)
Adjustments to reconcile net loss to net cash used in operating activities:		
Intangible asset amortization		790
Stock-based compensation expense allocated from Parent		34,772
Deferred income tax benefit		(775)
Net recovery for provision for credit losses		(709)
Changes in operating assets and liabilities:		
(Increase) in receivable from clearing organization		(225,980)
Decrease in securities owned, at fair value		211,560
Decrease in derivatives, net		17,775
(Increase) in receivables from affiliates		(102)
Decrease in other receivables		11,137
Decrease in other assets		740
(Decrease) in securities sold, not yet purchased, at fair value		(66,441)
Increase in payable to affiliates		1,639
Increase in accrued compensation		13,830
(Decrease) in other liabilities		(277)
Net cash used in operating activities		(2,682)

Financing activities

Borrowings on unsecured line of credit with Parent		1,550,000
Repayments on unsecured line of credit with Parent		(1,550,000)
Net cash used in financing activities		—
Net decrease in cash, cash equivalents and restricted cash		(2,682)
Cash, cash equivalents and restricted cash at beginning of fiscal year		20,788
Cash, cash equivalent and restricted cash at end of fiscal year	$	18,106

Additional disclosures relative to cash flow

Taxes refunded from Parent[a]	$	1,871
Interest paid		35,103
Capitalization of internally developed software		2,159

[a] See Note 8 (Income Taxes) for additional details on net income taxes paid by jurisdiction.

See accompanying notes to the consolidated financial statements.

1. Organization

The accompanying consolidated financial statements include KeyBanc Capital Markets Inc. and its wholly owned subsidiaries, Key Investment Services LLC (KIS), KBCM (UK) LTD, and KBCM Research LLC (together KBCM or the Company). The Company is a wholly owned subsidiary of KeyCorp (Key or Parent) and is an introducing broker and dealer clearing its customer transactions on a fully disclosed basis. The Company is engaged in the business of a securities broker and dealer, which is comprised of underwriting, investment banking, and institutional and retail principal and agency customer transactions. KBCM is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and Securities Investor Protection Corporation (SIPC) and is registered with the Securities and Exchange Commission (SEC) as a broker and dealer.

2. Significant Accounting Policies

The following is a summary of significant accounting policies followed in preparation of these consolidated financial statements.

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Substantially all of the Company's financial assets and liabilities are carried at fair value or at amounts which, because of the short-term nature of the financial instrument, approximate fair value.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States (U.S. GAAP) requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Actual results could differ from those estimates.

Subsequent Events

The Company has considered the impact of subsequent events on these consolidated financial statements through the time the financial statements were issued. Financial statements are considered issued when they are widely distributed for general use or filed with the SEC.

2. Significant Accounting Policies (continued)

Cash

Cash is on deposit primarily at Key's banking subsidiary KeyBank N.A. (KeyBank) and with other third-party financial institutions. Cash balances may be held in excess of FDIC insurance limits.

The following table provides a reconciliation of cash, cash equivalents, and restricted cash that sum to the total of the same such amounts shown in the consolidated statement of cash flows.

Cash and cash equivalents	$ 17,008
Restricted cash	1,098
Total cash, cash equivalents, and restricted cash shown in consolidated statement of cash flows	$ 18,106

Restricted cash represents cash that has been segregated in special bank accounts for the exclusive benefit of customers.

Receivable From Clearing Organization

Receivable from clearing organization represents amounts due from the Company's third-party clearing organization for security transactions and commissions associated with unsettled trades net of clearing and administrative expenses. Receivable from clearing organization is recognized on a trade-date basis. Clearing organization deposits, which are in the form of cash, are also included in receivable from clearing organization in the consolidated statement of financial condition.

Receivables from clearing organizations are assessed for an allowance for credit losses in accordance with Accounting Standards Codification (ASC) 326, *Measurement of Credit Losses on Financial Instruments,* and is based on an analysis of historical losses, current and forecasted economic conditions, collateral positions and where applicable master netting agreements. An allowance for credit losses is recorded in the consolidated statement of financial condition as a reduction in the receivable for clearing organization. At December 31, 2025, no allowance for credit losses was recognized by the Company against this receivable.

Securities Owned and Securities Sold, but Not Yet Purchased

Securities owned and securities sold, but not yet purchased are recorded on a trade-date basis and carried at fair value. Additional information on these instruments is included in Note 3 (Securities Owned and Securities Sold, but Not Yet Purchased).

2. Significant Accounting Policies (continued)

Derivative Financial Instruments

All derivatives are recognized as either assets or liabilities at fair value on the consolidated statement of financial condition. The Company takes into account the impact of bilateral collateral and master netting agreements that allow the Company to settle all derivative contracts held with a single counterparty on a net basis, and to offset the net derivative position with the related cash collateral when recognizing derivative assets and liabilities. Depending on the type of derivative instrument, changes in the fair value of derivatives are recognized immediately in earnings in principal transactions or underwriting and investment banking revenue on the consolidated statement of operations. The net increase or decrease in derivatives is included in operating activities within the consolidated statement of cash flows. Refer to Note 5 (Derivative Financial Instruments) for further discussion of the Company's derivative instruments.

Fair Value Measurements

Fair value is defined as the price to sell an asset or transfer a liability in an orderly transaction between market participants in the principal market. Therefore, fair value represents an exit price at the measurement date. The Company values its assets and liabilities based on the principal or most advantageous market where each would be sold (in the case of assets) or transferred (in the case of liabilities). In the absence of observable market transactions, the Company considers liquidity valuation adjustments to reflect the uncertainty in pricing the instruments.

Valuation inputs can be observable or unobservable. Observable inputs are assumptions based on market data obtained from an independent source. Unobservable inputs are assumptions based on the Company's own information or assessment of assumptions used by other market participants in pricing the asset or liability. The Company's unobservable inputs are based on the best and most current information available on the measurement date.

All inputs, whether observable or unobservable, are ranked in accordance with a prescribed fair value hierarchy that gives the highest ranking to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest ranking to unobservable inputs (Level 3). Fair values for Level 2 assets and liabilities are based on one or a combination of the following factors: (i) quoted market prices for similar assets or liabilities; (ii) observable inputs, such as interest rates or yield curves; or (iii) inputs derived principally from or corroborated by observable market data. The level in the fair value hierarchy ascribed to a fair value measurement in its entirety is based on the lowest level input that is significant to the measurement. Assets and liabilities may transfer between levels based on the observable and unobservable inputs used at the valuation date.

2. Significant Accounting Policies (continued)

Fair Value Measurements (continued)

Assets and liabilities are recorded at fair value on a recurring or nonrecurring basis. Nonrecurring fair value adjustments are typically recorded as a result of the application of lower of cost or fair value accounting; or impairment. At a minimum, the Company conducts valuations quarterly.

Additional information regarding fair value measurements and disclosures is provided in Note 6 (Fair Value Measurements).

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment and leasehold improvements is comprised of internally developed software. Eligible costs incurred to develop or obtain software for internal use that enhances functionality, improves efficiency, or extends a system's useful life are capitalized. Amortization begins when the software is ready for its intended use, following completion of substantial testing. Internally developed software is amortized using the straight-line or accelerated method over its estimated useful life, with expense recognized in occupancy and equipment expense.

Capitalized internally developed software is initially recognized and administered by KeyBank and transferred to the Company upon project completion or at fiscal year-end for projects not yet placed into service. As of December 31, 2025, the Company recognized internally developed software of $2,159 with a corresponding intercompany payable to KBNA. This asset was not yet placed into service and no amortization was recognized in 2025.

Goodwill and Other Intangible Assets

Goodwill represents the amount by which the cost of net assets acquired in a business combination exceeds their fair value. Goodwill is assigned to reporting units as of the acquisition date based on the expected benefit to such reporting unit from the synergies of the business combination. Goodwill is deemed to have an indefinite life and is not amortized. Other intangible assets consist of the net present value of future economic benefits to be derived from the purchase of customer relationships. Other intangible assets have finite lives and are amortized on either an accelerated or straight-line basis over a weighted-average original life of nine years. Other intangible amortization expense is recognized in other operating expenses on the consolidated statement of operations.

2. Significant Accounting Policies (continued)

Goodwill and Other Intangible Assets (continued)

Goodwill and indefinite-life intangible assets are subjected to impairment testing at least annually, or when events or circumstances change that would more-likely-than-not reduce the fair value of goodwill below its carrying value. Goodwill is tested for impairment at the reporting unit level as of October 1st of each year. The Company continues to monitor the impairment indicators for goodwill and other intangible assets, and to evaluate the carrying amount of these assets quarterly.

The Company may elect to perform a qualitative analysis to determine whether or not it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount. When conducting a qualitative analysis, the Company evaluates both internal and external factors, including recent performance, updated projections, and economic conditions. If the Company elects to bypass this qualitative analysis, or concludes via qualitative analysis that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying value, a quantitative goodwill impairment test is performed. A quantitative goodwill analysis determines the fair value of a reporting unit by using comparable external market data (market approach) and discounted cash flow modeling that incorporates an appropriate risk premium and earnings forecast information (income approach). If the fair value is less than the carrying value, an impairment charge is recorded for the difference, to the extent that the loss recognized does not exceed the amount of goodwill allocated to the reporting unit.

Refer to Note 7 (Goodwill and Other Intangible Assets) for additional information on the Company's goodwill and other intangible assets.

Income Taxes

Deferred tax assets and liabilities are determined based on temporary differences between financial statement asset and liability amounts and their respective tax bases, and are measured using enacted tax laws and rates that are expected to apply in the periods in which the deferred tax assets or liabilities are expected to be realized. Deferred tax assets are also recorded for any tax attributes, such as tax credit and net operating loss carryforwards. Subsequent changes in the tax laws require adjustment to these assets and liabilities with the cumulative effect included in the provision for income taxes for the period in which the change is enacted. A valuation allowance is recognized for a deferred tax asset if, based on the weight of available evidence, it is more-likely-than-not that some portion or all of the deferred tax asset will not be realized.

2. Significant Accounting Policies (continued)

Income Taxes (continued)

ASC 740, *Income Taxes*, prescribes a model for the recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken on a tax return. Under ASC 740, tax positions are recognized when it is more-likely-than-not the position will be sustained upon examination by the taxing authorities. Such tax positions are measured as the largest amount of tax benefit that is greater than 50% likely (more-likely-than-not) of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and all relevant facts. The Company's management believes there was no liability resulting from unrecognized tax benefits related to uncertain tax positions taken at December 31, 2025. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense and no interest and penalties were recognized in 2025. Refer to Note 8 (Income Taxes) for further discussion of the Company's income taxes.

Investment Banking Receivables

Investment banking receivables are recognized in other receivables when revenue is earned and are assessed for an allowance for credit losses in accordance with ASC 326. The allowance for credit losses is recorded in the consolidated statement of financial condition as a reduction in the investment banking receivable and in the consolidated statement of operations as a reduction in underwriting and investment banking revenue.

The Company's allowance estimate is based upon many factors including historical collection experience, current and forecasted economic conditions, creditworthiness of clients, and analysis of the specific facts and information regarding the collectability of the receivable. A zero expectation of credit losses may be possible for a receivable with zero historical credit losses and other current factors. The impairment estimation process involves judgment regarding collectability based upon information available at the consolidated statement of financial condition date, and the uncertainties inherent in those underlying assumptions. While the Company has based its estimates on the best information available, future adjustments to the allowance for credit losses may be necessary as a result of changes in the specific facts associated with the receivables or variances between actual and estimated results.

(Dollars In Thousands)

2. Significant Accounting Policies (continued)

Investment Banking Receivables (continued)

A rollforward of the Company's allowance for credit losses for the year ended December 31, 2025 follows:

Balance at January 1, 2025	$	2,259
Provision for expected credit losses		891
Write-offs		(400)
Recoveries		(1,600)
Balance at December 31, 2025	$	1,150

Accrued Compensation

Accrued compensation includes employee salaries, commissions, bonuses, payroll taxes, and benefits. Salaries, payroll taxes, and benefits are accrued based on days worked. Commissions paid to employees are accrued on a trade-date basis and vary based on individual commission rates and production volume. Bonuses payable in cash include both discretionary and non-discretionary amounts, which are accrued as pre-determined benchmarks are met or based on estimated payouts.

Revenue Recognition

Commissions, underwriting and investment banking revenue, and retail advisory fees are recognized in accordance with ASC 606, *Revenue from Contracts with Customers*. The core principal of ASC 606 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Refer to Note 11 (Revenue from Contracts with Customers) for further discussion on the Company’s revenue recognition for commissions, securities underwriting revenue and retail advisory fees.

Principal transactions revenue represents revenue earned from the purchasing and selling of securities in the secondary market and unrealized gains and losses associated with unsold security positions held in inventory. Revenues in the form of realized trading gains and losses are recognized on a trade-date basis. Realized gains and losses on sales of securities are determined based upon the sale of positions held on a first-in-first-out basis.

Interest revenue and expense associated with securities owned and securities sold, not yet purchased, respectively, are recognized based on the settlement date of the underlying purchase or sale and accrued into income and expense using the effective yield method.

2. Significant Accounting Policies (continued)

Stock-Based Compensation

Stock-based payments are awarded by the Parent to certain employees of the Company as compensation for services provided. In substance, the Parent contributes capital to the Company, and the Company records stock-based compensation expense for its employees in exchange for services rendered.

Stock-based compensation is measured using the fair value method of accounting on the grant date. The measured cost is recognized over the period during which the recipient is required to provide service in exchange for the award. The Company estimates expected forfeitures when stock-based awards are granted and records compensation expense only for awards that are expected to vest. Compensation expense related to awards granted to employees is recorded in employee compensation and benefits in the consolidated statement of operations.

The Company recognizes compensation cost for stock-based, mandatory deferred incentive compensation awards using the accelerated method of amortization over a period of approximately five years (the current year performance period and a four-year vesting period, which generally starts in the first quarter of the performance period).

The Company estimates the fair value of options granted using the Black-Scholes option-pricing model. Employee stock options typically become exercisable at the rate of 25% per year, beginning one year after the grant date. Options expire no later than 10 years after their grant date. The Company recognizes stock-based compensation expense for stock options with graded vesting using an accelerated method of amortization.

Refer to Note 14 (Stock-Based Compensation) for further discussion on the Company's stock based compensation and other long-term incentive plans.

Accounting Guidance Adopted in 2025

Standard	Required Adoption	Description	Effect on Financial Statements or Other Significant Matters
ASU 2023-09 Income Taxes (Topic 740)	Annual periods beginning January 1, 2025 Early adoption is permitted.	This guidance requires certain tax disclosures related to rate reconciliation and income taxes paid. The guidance should be applied on a prospective or retrospective basis.	The guidance did not have a material impact on the Company's disclosures. See Note 8 (Income Taxes) for enhanced disclosures.

(Dollars In Thousands)

2. Significant Accounting Policies (continued)

Accounting Guidance Pending Adoption at December 31, 2025

Standard	Required Adoption	Description	Effect on Financial Statements or Other Significant Matters
ASU 2024-03 and ASU 2025-01 Income Statement — Reporting Comprehensive Income—Expense Disaggregation Disclosures (Topic 220-40)	January 1, 2027 Early adoption is permitted.	The guidance requires public companies disclose additional information about certain types of costs and expenses. The guidance could be applied on a prospective or retrospective basis.	The guidance is not expected to have a material impact on the Company's disclosures.

3. Securities Owned and Securities Sold, but Not Yet Purchased

Securities owned and securities sold, but not yet purchased, at December 31, 2025, consist of the following:

	Securities Owned	Securities Sold, But Not Yet Purchased
U.S. and Canadian government obligations	$ 571,906	$ 333,817
Corporate obligations	413,413	65,321
State and municipal government obligations	59,359	—
Stocks and warrants	4	384,451
Other securities	6,313	27,956
	$ 1,050,995	$ 811,545

4. Financial Instruments with Off-Balance Sheet and Credit Risk

In the ordinary course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to credit and market risks in the event the customer, counterparty, or clearing firm is unable to fulfill its contractual obligations. A substantial portion of the Company's transactions are collateralized. The Company's exposure to credit risk associated with the nonperformance can be adversely affected by volatile trading markets. The Company monitors concentrations of credit risk on both an individual and group counterparty basis and seeks to limit risk through consideration of various factors, including the financial strength of counterparties and industry segments, reviewing the size of positions or commitments, analyzing the expected duration of the positions, and by entering into legally enforceable master netting arrangements. Where considered necessary, the Company requires a deposit of additional collateral or a reduction of securities positions.

All securities owned are pledged to the third-party clearing organization on terms that permit it to sell or repledge the securities to others, subject to certain limitations. Securities sold, but not yet purchased, represent obligations of the Company to deliver the specified security in the market at contracted price and thereby creates a liability to repurchase the security in the market at prevailing prices, if not owned by the Company. These transactions result in off-balance sheet market risk, as the Company's ultimate obligation to satisfy the transaction may exceed the amount recognized in the consolidated statement of financial condition. No liability for off-balance sheet credit risk was considered necessary at December 31, 2025.

5. Derivative Financial Instruments

Derivative instruments are contracts between two or more parties that have a notional amount and an underlying variable, require a small or no net investment, and allow for the net settlement of positions. A derivative's notional amount serves as the basis for the payment provision of the contract, and takes the form of units, such as shares or dollars. A derivative's underlying variable is a specified interest rate, security price, commodity price, foreign exchange rate, index, or other variable. The interaction between the notional amount and the underlying variable determines the number of units to be exchanged between the parties and influences the fair value of the derivative contract.

Derivative assets and liabilities are recorded at fair value on the consolidated statement of financial condition, after taking into account the effects of bilateral collateral and master netting agreements. These agreements allow the Company to settle all derivative contracts held with a single party on a net basis, and to offset net derivative positions with related collateral, where applicable. As a result, the Company could have derivative contracts with negative fair values included in derivative assets and derivative contracts with positive fair values included in derivative liabilities on the consolidated statement of financial condition.

5. Derivative Financial Instruments (continued)

The Company's derivative financial instruments consist of exchanged-traded interest rate futures and options, and forward purchase and sale contracts.

Interest rate futures and options contracts in U.S. Treasuries and SOFR are entered into to primarily economically hedge certain risks associated with the Company's Corporate, US Agency and Municipal long trading portfolios. The use of these hedging instruments have several benefits including better duration matching, more advantageous financing, and global liquidity. Interest rate futures and options contracts are traded on the Chicago Mercantile Exchange (CME) through a third-party brokerage firm. At December 31, 2025, interest rate futures contracts had various settlement dates ranging from less than one year to one to three years, and interest rate options contracts had settlement dates of less than one year. KBCM's interest rate futures and options contracts are not subject to master netting agreements with counterparties and changes in fair value for these instruments are recognized in principal transactions revenue on the consolidated statement of operations.

Forward purchase and sale contracts consist of contractual commitments associated with "to be announced" (TBA) securities and when-issued securities. TBA transactions represent forward contracts pertaining to undefined pools of mortgages, including collateralized mortgage obligations (CMO's), which give the Company the right to receive or obligation to deliver mortgage securities in the future. The Company enters into these contracts primarily for delivery to customers and, to a lesser extent, to economically hedge the fair value of certain of its mortgage-related inventory positions. These forward contracts are generally short-term in nature and have maturity or settlement dates of 90 days or less. TBAs are recognized on the consolidated statement of financial condition on a gross basis as the Company has not entered into master netting agreements with counterparties to these contracts. Changes in fair value for these instruments are recognized in principal transactions on the consolidated statement of operations.

The Company enters into when-issued security transactions to facilitate the purchase and sale of new issue asset-backed securities (ABS) on behalf of KeyBank. Similar to TBAs, these forward contracts are generally short-term in nature and are recognized on the consolidated statement of financial condition on a gross basis as the Company has not entered into master netting agreements with counterparties to these contracts. At December 31, 2025, these instruments have maturity or settlement dates of 90 days or less. Changes in fair value for these instruments are recognized in principal transactions on the consolidated statement of operations.

(Dollars In Thousands)

5. Derivative Financial Instruments (continued)

The Company has entered into when-issued security transactions in connection with "at-the-market" (ATM) equity offering programs. Under these ATM programs, the Company has a contractual commitment with clients to purchase new issue equity securities at a fixed settlement amount. The settlement date for these ATM programs are typically extended beyond the industry standard settlement date for similar equity instruments. At December 31, 2025, the maturity or settlement date for these forward contracts ranged from less than one year to one to three years. Changes in fair value for these instruments are recognized in underwriting and investment banking revenue on the consolidated statement of operations.

The following table presents the notional amount and derivative fair value of the Company's derivative instruments outstanding at December 31, 2025.

		Fair Value	
	Notional Amount	**Derivative Assets**	**Derivative Liabilities**
Interest rate futures and options	$ 26,500	$ 13	$ 2
Forward purchase contracts	1,903,829	4,527	18,950
Forward sale contracts	1,760,749	1,949	5,324
Total forward derivative contracts		6,476	24,274
Total derivative instruments		$ 6,489	$ 24,276

Derivative net gains and (losses) are recognized in principal transactions revenue in the consolidated statement of operations. The following table presents the pre-tax net losses for the Company's derivative instruments for the year ended December 31, 2025.

Interest rate futures and options	$ (22,191)
Forward purchase and sale contracts	4,248
Total	$ (17,943)

6. Fair Value Measurements

Fair Value Determination

In accordance with U.S. GAAP, the Company measures certain assets and liabilities at fair value. Fair value is defined as the price to sell an asset or liability in an orderly transaction between market participants in the Company's principal market. Additional information regarding the Company's accounting policies for determining fair value is provided in Note 2 (Significant Accounting Policies) under the heading "Fair Value Measurements".

Qualitative Disclosures of Valuation Techniques
Securities owned and securities sold, but not yet purchased (Securities): The Company owns several types of securities, requiring a range of valuation methods:

- Securities are classified as Level 1 when quoted market prices are available in an active market for the identical securities. Level 1 instruments include exchange-traded equity securities and exchange-traded funds (ETFs).

- Securities are classified as Level 2 if quoted prices for identical securities are not available, and fair value is determined using pricing models (either by a third-party pricing service or internally) or quoted prices of similar securities. These instruments include municipal bonds, bonds backed by the U.S. and Canadian governments, securities issued by the U.S. Treasury, corporate bonds, certain mortgage and other asset-backed securities, certain agency collateralized mortgage obligations, bankers acceptances, certificates of deposit, and commercial paper. Inputs to the pricing models include actual trade data (i.e., spreads, credit ratings and interest rates) for comparable assets, and standard inputs such as yields, broker/dealer quotes, bids and offers. Level 2 securities also include money market securities. These instruments are valued using the net asset values provided by money market companies where the positions are held.

6. Fair Value Measurements (continued)

Derivatives: The Company's derivative instruments consist of interest rate futures and options contracts, forward purchase and sales associated with TBAs, ABS when-issued and ATM when-issued securities.

- Interest rate futures and options contracts are classified as Level 1 as quoted prices for identical instruments are available on the CME which represents an active market for these instruments.

- TBAs, ABS when-issued, and ATM when-issued derivative instruments are classified as Level 2 as quoted prices for identical instruments are not available and fair value is determined using pricing models that use observable inputs (either by a third-party pricing service or internally) or quoted prices of similar instruments. Inputs to TBA and ABS when-issued security third-party pricing models primarily consist of actual market trade data (i.e., spreads and interest rates) for comparable instruments and standard inputs such as yields, broker/dealer quotes, bids and offers, and interest rate swap curves. Valuation inputs for the ATM when-issued securities include the contract price of the to-be-issued equity securities, the number of contractual shares to be purchased, and the quoted market price of similarly publicly traded shares of the issuer in the market.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

Certain assets and liabilities are measured at fair value on a recurring basis in accordance with U.S. GAAP. The following table presents the Company's assets and liabilities measured at fair value on a recurring basis at December 31, 2025.

(Dollars In Thousands)

	Level 1	Level 2	Level 3	Total
Assets measured on a recurring basis[(a)]				
Securities Owned:				
U.S. and Canadian government obligations	$ —	$ 571,906	$ —	$ 571,906
Corporate obligations	—	413,413	—	413,413
State and municipal government obligations	—	59,359	—	59,359
Stocks and warrants	4	—	—	4
Other securities	3	6,310	—	6,313
Total securities owned	7	1,050,988	—	1,050,995
Derivative assets:				
Interest rate futures and options	13	—	—	13
Forward purchase contracts	—	4,527		4,527
Forward sale contracts	—	1,949	—	1,949
Total derivative assets	13	6,476	—	6,489
Total assets on a recurring basis at fair value	$ 20	$1,057,464	$ —	$1,057,484
Liabilities measured on a recurring basis[(a)]				
Securities sold, but not yet purchased:				
U.S. and Canadian government obligations	$ —	$ 333,817	$ —	$ 333,817
Corporate obligations	—	65,321	—	65,321
Stocks and warrants	384,451	—	—	384,451
Other securities	27,956	—	—	27,956
Total securities sold, but not yet purchased	412,407	399,138	—	811,545
Derivative liabilities:				
Interest rate futures and options	2	—	—	2
Forward purchase contracts	—	18,950	—	18,950
Forward sale contracts	—	5,324	—	5,324
Total derivative liabilities	2	24,274	—	24,276
Total liabilities on a recurring basis at fair value	$ 412,409	$ 423,412	$ —	$ 835,821

[(a)] During 2025 the Company had no Level 3 recurring assets or liabilities.

(Dollars In Thousands)

7. Goodwill and Other Intangible Assets

The Company's annual goodwill impairment testing is performed as of October 1 each year, or more frequently as events occur or circumstances change that would more-likely-than-not reduce the fair value of a reporting unit below its carrying amount. Additional information pertaining to the Company's accounting policy for goodwill and other intangible assets is summarized in Note 2 (Significant Accounting Policies) under the heading "Goodwill and Other Intangible Assets."

At December 31, 2025, the carrying amount of goodwill was $117,158. There were no changes recognized to the carrying amount of goodwill in 2025. All of the Company's goodwill is recognized in the Institutional Brokerage reporting unit. The Company did not identify any impairment triggering events during the year and conducted a quantitative goodwill impairment test as of October 1, 2025. The Company utilized a combination of market and income approaches to calculate the fair value of its Institutional Brokerage reporting unit and concluded goodwill was not impaired.

The Company's intangible assets consist of customer relationships with the gross carrying amount and the accumulated amortization of these assets totaling $24,661 and $24,400, respectively, at December 31, 2025. Estimated annual intangible amortization expense from December 31, 2025 until maturity follows: 2026 – $224; and 2027 – $37. Intangible asset amortization expense totaled $790 during 2025.

8. Income Taxes

The Company is included in the consolidated federal income tax return filed by its Parent. For financial reporting purposes, the Parent follows the policy of allocating the consolidated income tax provision among the Parent and its subsidiaries on a separate return basis, which includes any tax credits or carryovers and carrybacks, subject to recognition of such items on a consolidated basis. Income tax expense included in the consolidated statement of operations is summarized below:

(Dollars In Thousands)

8. Income Taxes (continued)

Current		
Federal	$	1,245
State		245
Foreign		90
Total current expense		1,580
Deferred		
Federal		(701)
State		(74)
Total deferred (benefit)		(775)
Total income tax expense	$	805

For the year ended December 31, 2025, the Company's domestic income before income taxes was $164 and foreign income before income taxes was $199.

The difference between income tax expense and the amount computed by applying the statutory federal tax rate of 21% to income before income taxes was as follows:

		Amount	Rate
Income before income taxes at 21% U.S. statutory federal tax rate	$	34	21.0 %
State income tax, net of federal tax benefit[(a)]		135	82.4 %
Foreign tax effect:			
United Kingdom - Other		90	55.0 %
Nontaxable or nondeductible items:			
Tax-exempt interest income		(724)	(441.4)%
Disallowed meals and entertainment		460	280.3 %
Disallowed interest expense		411	250.7 %
Executive compensation		600	366.0 %
Stock-based compensation		(368)	(224.7)%
Nondeductible pre-tax parking benefits		55	33.5 %
Nondeductible customer gifts		18	11.0 %
Other permanent differences		3	1.3 %
Other:			
Transfer of furniture, equipment and leasehold improvements to affiliate	$	91	55.6 %
Total income tax expense	$	805	490.7 %

(a) In 2025, New York, New York City, California and Illinois comprised the majority of the state and local income taxes, net of federal income tax effect.

(Dollars In Thousands)

8. Income Taxes (continued)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2025 were as follows:

Deferred tax assets:		
Employee compensation accruals	$	44,235
Accrued expenses		1,232
Capitalized intangible assets		3,289
State net operating losses		166
Other		125
Total deferred tax assets		49,047
Deferred tax liabilities:		
Goodwill		6,213
State taxes		1,073
Other		199
Total deferred tax liabilities		7,485
Total net deferred tax assets	$	41,562

The Company had state net operating loss carryforwards of $4,057, resulting in a net state deferred tax asset of $166. If not utilized, these state net operating losses will expire in the years beginning in 2027.

Deferred tax assets are recoverable from the Parent when they are able to be used. An assessment is conducted of all available evidence to determine the amount of deferred tax assets that are more-likely-than-not to be realized, and therefore recorded. This evidence includes the Parent's taxable income in prior periods, projected future reversals of deferred tax items, potential tax-planning strategies and projected future taxable income. Based on these criteria, the Company currently believes that it is more-likely-than-not that the net deferred tax asset will be realized in future periods.

(Dollars In Thousands)

8. Income Taxes (continued)

For the year ended December 31, 2025, the Company received refunds, net of taxes paid, from the Parent related to the following jurisdictions:

Federal	$	(3,081)
State:		
Other		1,165
Income taxes refunded (net of taxes paid)	$	(1,916)

For the year ended December 31, 2025, the Company made payments directly to the following jurisdictions:

Foreign:		
United Kingdom	$	45
Income taxes paid (net of refunds received)	$	45

At December 31, 2025, the Company had a $15,239 intercompany payable to the Parent for federal and state income taxes, and a payable to the United Kingdom taxing authority of $46, which are included in other liabilities on the consolidated statement of financial condition.

The Company files as part of a consolidated federal income tax return with Parent, as well tax returns in various state and foreign jurisdictions. The Company is subject to an income tax examination by the IRS for the tax years 2020 and forward and is currently under IRS audit for tax year 2020. The Company is not subject to income tax examinations by other tax authorities for years prior to 2016.

9. Short-Term Borrowings

The Company enters into unsecured borrowings with the Parent under renewable lines of credit. At December 31, 2025, the Company had ongoing committed credit arrangements of $1,750,000 with the Parent. The Company pays no commitment fees for access to the committed facility with the Parent, and the interest on these lines of credit is based on prevailing short-term rates. Interest paid to Parent for borrowing activity during 2025 totaled $43. There were no outstanding borrowings with Parent at December 31, 2025.

10. Line of Business Results

The Company has two reportable business (operating) segments as described below.

Institutional Brokerage

Institutional Brokerage is a full-service broker-dealer and investment bank focused principally on serving the needs of institutional and middle market clients in seven industry sectors: consumer, energy, healthcare, industrial, public sector, real estate, and technology. The Institutional Brokerage segment delivers a broad suite of capital markets products to its clients, including principal and agency trading transactions, debt and equity capital market underwritings, private placement and mergers and acquisition advisory services. These services are primarily delivered to customers in the continental U.S.

Retail Brokerage

Retail Brokerage represents the Company's retail broker dealer subsidiary KIS, which focuses primarily on servicing the needs of KeyBank's retail customers. Retail customers are primarily provided branch-based investment products such as investment company shares, fixed and variable rate annuity contracts, corporate debt and equity securities, unit investment trusts, U.S. government securities, managed products, and life insurance contracts. These services are provided through KeyBank's branches located in Ohio, Michigan, Indiana, New York, Maine, Vermont, Washington, Oregon, Alaska, Idaho, Colorado, Connecticut, Massachusetts, Pennsylvania, and Utah.

The following details selected financial data of the Company's operating segments for 2025 and are presented as if each business segment operated on a stand-alone basis. Accordingly, these financial results do not include the effects of transfer pricing or other expense sharing allocations. These financial results are utilized by the Company's Chief Operating Decision Makers (CODM) in assessing performance of the operating segments. The Company's CODMs are comprised of KBCM's Chief Executive Officer and KIS' Co-Presidents. Using the selected financial information presented below, the CODMs primarily use actual net income, investment banking revenues, advisory fee revenues, commissions revenues, and operating expenses to evaluate the results of the Company. The CODMs also utilize net capital and excess net capital (See Note 16 – Net Capital Requirements), which are not a measure of profit or loss, to make operational and business decisions that may impact capital adequacy.

(Dollars In Thousands)

10. Line of Business Results (continued)

	Institutional Brokerage	Retail Brokerage	KeyBanc Capital Markets Inc.
Revenues			
Commissions	$ 66,050	$ 90,913	$ 156,963
Principal transactions	24,396	2,264	26,660
Underwriting and investment banking	316,745	—	316,745
Retail advisory fees	—	66,703	66,703
Interest and dividends	49,195	5,366	54,561
Other revenues	2,590	1,933	4,523
Total revenues	458,976	167,179	626,155
Expenses			
Employee compensation and benefits	318,581	120,321	438,902
Interest	30,786	—	30,786
Floor brokerage and clearance	1,382	3,692	5,074
Communications	2,593	1,013	3,606
Occupancy and equipment	19,416	13,406	32,822
Promotion and development	20,940	1,519	22,459
Data processing	34,181	3,028	37,209
Processing fees paid to affiliate	5,828	2,842	8,670
Management fee paid to affiliate	13,725	9,515	23,240
Other operating expenses	16,587	6,636	23,223
Total expenses	464,019	161,972	625,991
Income (loss) before income taxes	(5,043)	5,207	164
Income tax expense (benefit)	(505)	1,310	805
Net income (loss)	$ (4,538)	$ 3,897	$ (641)
Supplemental Information - Total Assets	$ 1,739,855	$ 150,369	$ 1,890,224

(Dollars In Thousands)

11. Revenue from Contracts with Customers

The following table represents a disaggregation of revenue from contracts with customers for 2025 that were accounted for under ASC 606.

Commissions		
Brokerage	$	127,432
Distribution fees (12b-1 and trails)		29,531
Total commissions	$	156,963
Underwriting and investment banking		
Underwriting fees	$	164,173
Advisory fees		152,572
Total underwriting and investment banking	$	316,745
Retail advisory fees	$	66,703
Total revenue from contracts with customers	$	540,411

As of December 31, 2025, the Company had no contract assets or contract liabilities.

Commissions

Brokerage commissions represents revenue earned from trade execution services provided to the Company's institutional brokerage and retail brokerage customers. Services provided to institutional brokerage customers consist of sales and trading of equity securities and equity research. Services provided to retail brokerage customers consist of sales of various securities products, primarily comprised of investment company shares and fixed and variable rate annuity contracts. In exchange for providing these services, customers are charged a commission upon execution of a security buy or sell trade with the Company. Commissions and related clearing expenses are recognized on trade date, which is the date the Company fulfills a customer trade order by contracting the trade with another counterparty and confirming the trade with the customer. Commissions revenue is recognized on trade date because the Company's performance obligation is satisfied on this date as the underlying purchaser of the security instrument is identified, the pricing of the trade is agreed upon by both parties and the risks and rewards of ownership have been transferred to/from the customer.

11. Revenue from Contracts with Customers (continued)

Commissions (continued)

Distribution (12b-1) fees represent revenue earned for promoting and distributing mutual funds, which are accrued when the services are performed and it is probable that significant amounts would not be reversed upon resolution of any variable uncertainties. The distribution fees are variable based on either the average daily fund net asset balances or average daily aggregate net fund sales and are affected by the changes in the overall level of activity and mix of assets under management for the products sold. Due to the factors and activity outside of the Company's control, the constraint on recognizing this revenue cannot be overcome until such activity and market values are known, which is usually monthly. Cash for the distribution fees is generally received within the following quarter.

Underwriting and Investment Banking

Underwriting and investment banking revenue represents transaction fees earned from securities underwriting and advisory services provided to public and private business entities. Securities underwriting services are rendered to assist customers (issuers) in raising equity and debt investment capital from investors through securities offerings. Revenue earned from the Company's role as securities underwriter is recognized on trade date which approximates the date the Company is contractually obligated to purchase its proportional share of securities from the issuer. Trade date or point in time recognition of underwriting fees results as the Company has completed its underwriting performance obligations and the issuer obtains control and benefit of the securities offering on this date.

Advisory services are provided by the Company to customers to assist them with mergers and acquisition (M&A) and debt placement transactions. Revenue for these advisory services are recognized at a point in time upon completion of the contractually identified transaction or service.

Transaction-related expenses associated with underwriting and investment banking and advisory revenues are recognized on a gross basis within promotions and development and other operating expenses on the consolidated statement of operations.

(Dollars In Thousands)

11. Revenue from Contracts with Customers (continued)

Retail Advisory Fees

Retail advisory fees represents revenue earned from providing advisory-related services to retail brokerage customers. The Company believes the performance obligation for providing these advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based upon a percentage applied to the customers assets under management. Retail advisory fees are billed during the service period (generally monthly) and are recognized over that period as services are performed.

12. Related-Party Transactions

The Company enters into transactions with the Parent and its affiliates. Amounts due from or payable to the Company's related parties at year end are recognized in receivable from affiliates and payables to affiliates in the consolidated statement of financial position.

KeyBank provides certain support services to the Company. Such services include accounting, legal, human resources, payroll, tax, risk management, insurance, communications, facilities, distribution, printing, computer processing and software development. The Company may be provided these services under one or more service agreements with KeyBank.

Support service charges from KeyBank for 2025 were:

Communications	$	3,259
Processing fee		8,670
Management fee		23,240
	$	35,169

At December 31, 2025, a net payable of $13,474 was due to KeyBank for the aforementioned support services.

(Dollars In Thousands)

12. Related-Party Transactions (continued)

The Company sells certain investment and non-investment grade loans on behalf of KeyBank. In connection with these transactions, the Company earns sales concessions from KeyBank when such loans are sold in the secondary market. The amount of sales concessions earned in 2025 totaled $2,556 and were recognized in other revenues on the consolidated statement of operations. At December 31, 2025, the Company recognized a receivable from KeyBank of $115 associated with these transactions.

The Company enters into when-issued security transactions with KeyBank to facilitate the purchase and sale of new issue asset-backed securities (ABS) collateralized by KeyBank commercial mortgage loans. These when issued security transactions with KeyBank represent a contractual commitment to purchase the to-be-issued ABS security and are accounted for as derivative instruments. The notional and fair value derivative liability associated with these instruments were $235,914 and $1,533, respectively, at December 31, 2025. Refer to Note 5 (Derivative Financial Instruments) for further information on these derivative instruments.

The Company has entered into operating lease arrangements with KeyBank for the leasing of office space. The Company has classified these arrangements as short-term operating leases as the lease term is twelve months or less at lease commencement. The lease cost is recognized on a straight-line basis over the lease term in occupancy and equipment expense on the consolidated statement of operations. For the year ended December 31, 2025, total lease expense associated with these short-term leases was $31,714.

In the normal course of business, certain investment bankers of the Company participate in generating loan syndication, foreign exchange and derivative product revenue on behalf of KeyBank. The revenue associated with these products are recognized by KeyBank while the corresponding personnel-related costs of the investment bankers are recognized by the Company. During 2025, KeyBank paid $27,000 to the Company for compensation attributed to its investment bankers' participation in producing revenue for KeyBank. This compensation reimbursement was recognized in employee compensation and benefits expense on the consolidated statement of operations.

(Dollars In Thousands)

12. Related-Party Transactions (continued)

The Company has a specific shared service agreement with the Parent's insurance subsidiary KeyCorp Insurance Agency USA Inc. (the Agency). The major services performed by the Agency include the following: license and maintain licensing for the Agency; sell insurance in all states in which the Agency and the Company sell insurance products; negotiate and maintain selling agreements; and license the Agency and Company personnel to sell insurance, pay any non-income taxes to applicable states, pay all required registration and licensing costs, and employ and compensate personnel to carry out the foregoing activities. For these services provided, the Agency retains a contracted percentage of the revenue generated by the Company. The revenue recognized by the Company and the amount retained by the Agency was $73,237 and $4,242, respectively, for 2025. These amounts were recognized in commissions revenue on the consolidated statement of operations. At December 31, 2025, the Company recognized a net receivable of $103 due from the Agency related to this arrangement.

The Company has an advisory agreement with KeyBank in association with services provided for certain assets under management. During 2025, the support services totaled $2,482 and were recognized in other operating expenses on the statement of operations. At December 31, 2025, the Company recognized an payable to KeyBank of $271 under this arrangement.

KeyBank regularly refers bank customers to the Company for certain investment and insurance services. Depending on the financial product being provided and the associated incentive plan, the Company will compensate KeyBank employees a portion of the fees earned. During 2025, the amount of referral fees earned by the KeyBank employees totaled $10,922. At December, 31, 2025, the Company had an intercompany payable of $1,031 due to KeyBank under these arrangements. Referral fees are recognized in employee compensation and benefits in the consolidated statement of operations.

13. Employee Benefit Plans

Employees of the Company are covered under a 401(k) plan sponsored by the Parent. The plan permits eligible employees to contribute from 1% to 100% of eligible compensation with up to 7% being eligible for matching contributions. For the year ended December 31, 2025, the Company's contribution expense was $15,875, included in employee compensation and benefits expense on the consolidated statement of operations.

Effective December 31, 2009, the Parent amended the defined benefit pension plan to freeze all benefit accruals and close the pension plan to new employees. The Company will continue to credit existing participants' account balances for interest until participants receive their plan benefits.

(Dollars In Thousands)

13. Employee Benefit Plans (continued)

Substantially all of the Company's employees who meet certain specified conditions are eligible for benefits under group medical and dental plans and postretirement health care and life insurance plans established by the Parent. Costs related to the plans incurred by the Parent on behalf of the Company's employees are allocated to the Company based on management's estimate of the Company's proportionate share of the related costs. For the year ended December 31, 2025, the Company's allocated expense was $11,520, included in employee compensation and benefits expense on the consolidated statement of operations.

14. Stock-Based Compensation

The Company's employees participate in long-term incentive compensation plans administered by the Parent. These long-term incentive award plans provide for the granting of stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units, other awards which may be denominated or payable in or valued by reference to the Parent's common shares or other factors, discounted stock purchases, and deferred compensation to eligible employees of the Company.

Total compensation expense recognized by the Company for the long-term compensation plans was $34,773 for 2025. The total income tax benefit recognized in the consolidated statement of operations for these plans was $8,429 for 2025.

Stock Options

Stock options granted to employees generally become exercisable at the rate of 25% per year. No option granted by the Parent will be exercisable less than one year after, or expire later than ten years from, the grant date. The exercise price is the closing price of the Parent's common shares on the grant date.

The fair value of stock options granted is performed using the Black-Scholes option-pricing model. This model was originally developed to determine the fair value of exchange-traded equity options, which (unlike employee stock options) have no vesting period or transferability restrictions. Because of these differences, the Black-Scholes model does not precisely value an employee stock option, but it is commonly used for this purpose. The model assumes that the estimated fair value of an option is amortized as compensation expense over the option's vesting period.

(Dollars In Thousands)

14. Stock-Based Compensation (continued)

Stock Options (continued)

The Black-Scholes model requires several assumptions, which were developed and updated by the Parent based on historical trends and current market observations. The determination of the fair value of options is only as accurate as the underlying assumptions. The assumptions pertaining to options issued during 2025 are shown in the following table.

Average option life	7.0 years
Future dividend yield	4.55 %
Historical share price volatility	0.410
Weighted-average risk-free interest rate	4.48 %

The total compensation cost and related income tax benefit for stock options was $243 and $59, respectively, during 2025. The weighted-average grant-date fair value of options was $4.93 for options granted during 2025. During 2025, stock option exercises numbered 164,037 and the aggregate intrinsic value of exercised options was $1,212. As of December 31, 2025, unrecognized compensation cost related to nonvested options under the plans totaled $235. The Company expects to recognize this cost over a weighted-average period of 2.7 years. During 2025, cash received by Parent from options exercised was $1,758 and the actual tax benefit realized for the tax deductions from options exercised totaled $426.

Long-Term Incentive Compensation Program

The Parent's Long-Term Incentive Compensation Program (the Program) rewards senior executives critical to the Company's long-term financial success. Awards are granted annually in a variety of forms:

- deferred cash payments that generally vest and are payable at the rate of 25% per year;
- time-lapsed (service condition) restricted stock units payable in stock, which generally vest at the rate of 25% per year;
- performance units payable in stock, which vest at the end of the three-year performance cycle and will not vest unless Key attains defined performance levels and the service condition is met; and
- performance units payable in cash, which vest at the end of the three-year performance cycle and will not vest unless Key attains defined performance levels and the service condition is met.

(Dollars In Thousands)

14. Stock-Based Compensation (continued)

Long-Term Incentive Compensation Program (continued)

The compensation cost of time-lapsed and performance-based restricted stock or unit awards granted under the Program is calculated using the closing trading price of the Parent's common shares on the grant date.

Unlike time-lapsed and performance-based restricted stock or units, dividends are not paid during the vesting period for performance shares or units that may become payable in excess of targeted performance.

The total compensation cost and related income tax benefit recognized for the Program totaled $32,484 and $7,874, respectively, in 2025. The weighted-average grant-date fair value of awards granted under the Program was $17.70 during 2025. As of December 31, 2025, unrecognized compensation cost related to nonvested shares under the Program totaled $30,432. The Company expects to recognize this cost over a weighted-average period of 2.43 years. The total fair value of shares vested was $31,699 in 2025.

Deferred Compensation and Other Restricted Stock Awards

KeyCorp's deferred compensation arrangements include voluntary and mandatory deferral programs for common shares awarded to certain employees and directors of the Company. Mandatory deferred incentive awards vest at the rate of 25% per year beginning one year after the deferral date for awards granted. Deferrals under the voluntary programs are immediately vested.

Total compensation cost and related income tax benefit recognized for these deferred compensation arrangements totaled $2,046 and $496, respectively, in 2025. The weighted-average grant-date fair value of awards granted was $15.57 during 2025. As of December 31, 2025, unrecognized compensation cost related to nonvested restricted stock or units expected to vest under these special awards totaled $2,002. The Company expects to recognize this cost over a weighted-average period of 2.7 years. The total fair value of restricted stock or units vested was $5,531 in 2025.

Information pertaining to the Company's method of accounting for stock-based compensation is included in Note 2 (Significant Accounting Policies) under the heading "Stock-Based Compensation."

15. Commitments and Contingencies

Underwriting and When Issued Commitments

In the normal course of business, the Company routinely enters into firm underwriting commitments. The company had no underwriting commitments at December 31, 2025.

Derivatives

The Company enters into commitments with counterparties to purchase and sell TBA and when issued securities. Refer to Note 5 (Derivative Financial Instruments) for further details on these instruments and related commitments.

Litigation and Contingencies

In the ordinary course of business, the Company is a defendant in various lawsuits and a subject of regulatory inquiries, in each case, incidental to its securities business. In view of the number and diversity of claims against the Company and the inherent difficulty of predicting the outcome of litigation, regulatory actions and other claims, the Company cannot state with certainty what the eventual outcome of pending litigation or regulatory inquiries or other claims will be. The Company provides for costs relating to these matters when a loss is probable and the amount can be reasonably estimated. While it is not possible to predict with certainty, management believes that the ultimate resolution of such matters, other then those disclosed in these consolidated financial statements, will not have a material adverse effect on the consolidated statement of financial condition, the consolidated statement of operations, and the consolidated statement of cash flows of the Company.

16. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (the Rule) of the SEC and the net capital rules of FINRA, of which the Company is a member. The Company has elected to use the alternative method permitted by the Rule, which requires that it maintain minimum net capital the greater of (i) 2% of aggregate debit balances arising from customer transactions, as such term is defined in the Rule, (ii) a minimum of $250 determined based upon the nature of the Company's business operations as defined in the Rule, or (iii) a minimum net capital required based upon the Company's market making activities not to exceed $1,000. Under its rules, FINRA may prohibit member firms from engaging in certain activities if its net capital falls within certain thresholds of its minimum net capital requirements. For member firms that elect the alternative method, FINRA may require such member firm to reduce its business if its net capital is less than 4% of aggregate debit balances and may prohibit a member firm from expanding its business or paying cash dividends if resulting net capital would be less than 5% of aggregate debit balances.

Net capital, aggregate debit balances, and the Company's market making activities change from day to day. At December 31, 2025, the Company's net capital under the Rule was $384,347, which was $383,347 in excess of the minimum required net capital. The Company is also subject to certain notification provisions of the Rule relating to the withdrawal of capital.

The Company computes net capital under the Rule on an unconsolidated basis. Accordingly, certain accounts of the Company's consolidated subsidiaries are not contained in the net capital computation as disclosed in Schedule I of the Supplemental Information section of this report. The subsidiary accounts excluded from the net computation primarily include certain non-allowable assets, securities and related haircuts, and equity. The following summarizes certain financial information of the Company's consolidated subsidiaries at December 31, 2025.

(Dollars In Thousands)

16. Net Capital Requirements (continued)

	KIS	KBCM (UK) Ltd.	KBCM Research LLC	Total
Total Assets	$ 150,369	$ 161	$ 287	$ 150,817
Assets excluded from net capital computation:				
Securities owned, at fair value	$ 127,685	$ —	$ —	$ 127,685
Net deferred tax assets	1,851	—	—	1,851
Receivable from affiliates	6,953	—	—	6,953
Other assets	5,025	—	—	5,025
Total liabilities	$ 31,988	$ 3,537	$ 187	$ 35,712
Liabilities excluded from net capital computation:				
Securities sold, but not yet purchased, at fair value	$ —	$ —	$ —	$ —
Total equity (deficit)	$ 118,381	$ (3,376)	$ 100	$ 115,105

Supplemental Information

KeyBanc Capital Markets Inc.

Schedule I

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2025
(Dollars In Thousands)

Net capital

Total shareholder's equity from statement of financial condition			$	858,789
Deductions and/or charges:				
Nonallowable assets:				
Securities owned not readily marketable	$	20,544		
Derivative assets		383		
Investment in receivables from affiliate		122,984		
Net deferred tax assets		39,711		
Goodwill		117,158		
Other intangible assets, net		261		
Other receivables		20,887		
Other assets		9,356		
				331,284
Additional charges for customers' and noncustomers' security accounts		2,404		
Commodity futures contracts and spot commodities-proprietary capital charges		75		
Other deductions and/or charges		62		
				2,541
Net capital before haircuts on security positions				524,964
Haircuts:				
Contractual securities commitments		—		
Trading and investment securities:				
U.S. and Canadian government obligations		12,628		
State and municipal government obligations		3,498		
Corporate obligations		10,742		
Stocks and warrants		61,861		
Undue concentration		36,343		
Other		15,545		
				140,617
Net Capital			$	384,347

KeyBanc Capital Markets Inc.

Schedule I

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2025
(Dollars In Thousands)

Computation of alternative net capital requirement

2% of aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of December 31, 2025 — —

Minimum net capital requirement 1,000

Excess net capital $ 383,347

Net capital in excess of the greater of:

120% of minimum net capital requirement $ 383,147

5% of combined aggregate debit items as shown in the Formula for Reserve Requirements pursuant to Rule 15c3-3 384,347

There were no material differences in the aggregate amount or individual amounts between the net capital reported in Schedule I and the net capital reported in the Company's December 31, 2025 unaudited amended Form X-17 a-5, Part II on February 25, 2026 and reconciliation submitted on February 25, 2026.